Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AAR CORP.:

We consent to the incorporation by reference in the registration statements (Nos. 333-214445, 333-191915, 333-152594,  333-26093, and 333-219376) on Form S-8 of AAR CORP. of our reports dated July 11, 2018, with respect to the consolidated balance sheets of AAR CORP. and subsidiaries as of May 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended May 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of May 31, 2018, which reports appear in the May 31, 2018 annual report on Form 10-K of AAR CORP.

/s/ KPMG LLP

Chicago, Illinois
July 11, 2018